Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

7 June 2016

PRIMA BIOMED TO MAINTAIN NASDAQ LISTING

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) the “Company” has received notification from the Listing Qualifications Department of the NASDAQ Stock Market indicating that the Company’s American Depositary Shares have maintained a closing bid price of US$1.00 per share or greater for 10 consecutive business days from 20 May 2016 to 3 June 2016. Accordingly, the Company has regained compliance with NASDAQ Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”) and the Company’s American Depositary Shares will remain listed on the NASDAQ Global Market.

About Prima BioMed

Prima BioMed is a globally active biotechnology company positioned to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Mr Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0100; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889